Exhibit 99.1

UroGen Pharma Announces Stephen Mullennix as Interim Chief Financial Officer and Jason Patel as Vice President of Finance

RA’ANANA, Israel, and NEW YORK, June 05, 2018 (GLOBE NEWSWIRE) — UroGen Pharma Ltd. (Nasdaq:URGN), a clinical-stage biopharmaceutical company developing treatments to address unmet needs in the field of urology, today announced that Stephen Mullennix, UroGen’s Chief Operating Officer, will become Interim Chief Financial Officer, replacing Gary Titus. Mr. Titus will remain as a consultant during the transition.

“Gary played an important role in the early stages of building UroGen and in particular the success of both our initial public offering and recent follow on offering, and we wish Gary success in his future endeavors,” said Ron Bentsur, Chief Executive Officer of UroGen. “We now prepare for the next phase of our growth with the potential approval and commercialization of our first product. We have the utmost confidence in Stephen’s ability to lead the finance organization and drive operational excellence needed for success.”

In addition, Jason Patel, former Senior Director, Accounting and Financial Reporting at Kite Pharma, Inc., will be joining UroGen as Vice President of Finance. Mr. Patel was a key member of the Kite finance team from the time of its initial public offering through commercialization of its first therapy, overseeing accounting, treasury, and public company reporting. Prior to Kite, Mr. Patel served in various financial leadership positions in the technology sector with public and private companies. He received both his Bachelor of Science and Master of Business Administration from San Diego State University and is an active certified public accountant (CPA) licensed in the State of California.

Mr. Mullennix previously served as Chief Financial Officer and Senior Vice President of Operations for SolarReserve, LLC. Prior to

SolarReserve, Mr. Mullennix served as a Managing Director at US Renewables Group and Associate Vice President at AECOM Technology Company. Mr. Mullennix has actively led or participated in more than $3 billion worth of M&A, equity and debt financing transactions. Mr. Mullennix earned a Master of Business Administration from the Anderson School at University of California Los Angeles and holds a Bachelor of Arts degree from Dartmouth College.

About UroGen Pharma Ltd.

UroGen Pharma Ltd. (Nasdaq:URGN) is a clinical-stage biopharmaceutical company developing advanced non-surgical treatments to address unmet needs in the field of urology, with a focus on uro-oncology. UroGen has developed RTGel™, a proprietary sustained release, hydrogel-based platform technology that has the potential to improve therapeutic profiles of existing drugs. UroGen’s sustained release technology is designed to enable longer exposure of the urinary tract tissue to medications, making local therapy a potentially more effective treatment option. UroGen’s lead product candidates, UGN-101 (MitoGel™) and UGN-102 (VesiGel™), are designed to potentially remove tumors by non-surgical means and to treat several forms of non-muscle invasive urothelial cancer, including low-grade upper tract urothelial carcinoma and bladder cancer, respectively. UroGen is headquartered in Ra’anana, Israel with U.S. headquarters in New York.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the timing and results of clinical development and commercial prospects of the product candidates in UroGen’s pipeline, including UGN-101 (MitoGel™), and the ability of UroGen to become a leader in the field of uro-oncology, particularly in the treatment of low-grade UTUC, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to: the potential approval of its first therapy; the ability to obtain and maintain regulatory approval; the scope, progress and expansion of developing and commercializing UroGen’s product candidates; and UroGen’s ability to attract or retain key management and personnel. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section of our annual report for the year ended December 31, 2017 filed with the SEC on March 15, 2018 and other filings that UroGen makes with the SEC from time to time (which are available at http://www.sec.gov), the events and circumstances discussed in such forward-looking statements may not occur, and UroGen’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to UroGen as of the date of this release.

UROGEN CONTACT:

Kate Bechtold

Director, Corporate Communications & Investor Relations

KateB@urogen.com

914-552-0456